November 6, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Mark P. Shuman, Branch Chief- Legal

Re:	Sapiens International Corporation N.V. Registration Statement on Form F-3 Filed on October 14, 2015 and amended on October 28, 2015 File No. 333-207414

Dear Sir:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests acceleration of effectiveness of the above-captioned Registration Statement on Form F-3 to 4:00 p.m. (Washington D.C. time) on November 9, 2015, or as soon as practicable thereafter.

In addition, Sapiens International Corporation N.V (the “Company”) acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mike Rimon, Adv. or Jonathan M. Nathan, Adv. of Meitar Liquornik Geva Leshem Tal at +972-610-3100 with any questions you may have concerning this request. In addition, please notify either one of them when this request has been granted.

SAPIENS INTERNATIONAL CORPORATION N.V.

/s/ Roni Giladi
Name: Roni Giladi
Title: Chief Financial Officer